Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business/Financial Editors:
     Westport Reports Second Quarter Financial Results

     VANCOUVER, Nov. 12 /CNW/ - Westport Innovations Inc.
(TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the second quarter of fiscal 2010 ended September 30, 2009, and provided an update on operations.

     Second Quarter Financial and Business Highlights

     -   Reported consolidated revenues of $31.7 million for the quarter ended
     September 30 compared to $39.0 million for the same period last year, a decrease of 19%. On a U.S. dollar basis, revenue decreased by 22%
     as the Canadian dollar strengthened relative to the U.S. dollar quarter over quarter.

     -   Reported consolidated revenues of $56.6 million and $64.5 million for the six months ended September 30, 2009 and 2008, respectively, a decrease of 12%.

     -   Reported net loss of $9.0 million ($0.28 loss per share) for the period ending September 30, 2009 compared to a net income of $0.7 million ($0.02 earnings per share) for the same period last year. Net of the gains on the sale of investments, the net loss for the current period is $9.2 million compared with $9.1 million in the prior year.

     -   Reported a cash and short term investments balance as at September
     30, 2009 of $57.7 million compared to $82.6 million as at March 31,
     2009.

     -   The U.S. Department of Energy (DOE) announced the Recovery Act, to provide for up to 2,800 natural gas vehicles.

     -   Cummins Westport Inc. (CWI) reported that Peterbilt is offering CWI engines in natural gas vocational and aerodynamic vehicles.

     "With the sequential improvement in quarterly performance, and the general improvement in the global economy, we believe we can meet our current objectives as well as see a return to more robust growth in 2010," said David
Demers, CEO of Westport Innovations Inc. "Conditions remain very difficult in the commercial vehicle sector world wide, with the additional factor of a major emissions technology change at the end of this year in the US.
Nevertheless, as recent product announcements by Peterbilt, Mack and
Freightliner demonstrate, market interest is growing quickly for natural gas fuelled vehicles such as trucks and buses, as fleets look to reduce fuel price volatility and absolute fuel costs."
     "Fundamental support for a shift from oil to natural gas in the transportation market is emerging from natural gas producers, as their progressive stance on infrastructure development, and in concert with U.S.
legislative efforts focused on tax incentives for natural gas vehicles to reduce dependency on oil. These will both have significant impact on the barriers to faster adoption of our solutions. Westport's technology leadership and the economic and environmental benefits from natural gas in the transportation sector position us to return to strong growth as the economic recovery spreads around the world."

     Second Quarter Fiscal Year 2010 Financial Results in Detail

     Westport's consolidated revenue for the three months ended September 30,
2009 was $31.7 million, a decrease of 19% from $39.0 million in the same quarter in the prior year. CWI revenue decreased by $3.2 million to $30.1 million on 1,039 units shipped in the second quarter of fiscal 2010 from $33.3 million on 1,391 units shipped in the second quarter of fiscal 2009. Non-CWI revenues were $1.6 million on 14 LNG systems shipped compared to $5.7 million in the prior year when 69 LNG systems were shipped.
     For the six months ended September 30, 2009 and 2008, consolidated revenue was $56.6 million and $64.5 million, respectively, a decrease of 12%.
CWI revenue decreased by 9% from $58.4 million to $53.4 million with unit shipments of 1,647 fiscal year to date, declining from 2,468 for the same period last year. The decline in units was offset by an increase in parts revenue of $3.6 million or 41% relative to the six months ended September 30,
2008. Non-CWI revenues were $3.2 million during the current year to date compared with $6.1 million in the six months ended September 30, 2008, a decrease of 48%. The number of LNG shipments declined from 70 for the six months ended September 30, 2008 to 28 in the current fiscal year. The decrease in unit sales was offset by a foreign exchange impact. On a US dollar basis, total revenue declined by 19%.
     Westport's net loss for the three months ended September 30, 2009, was
$9.0 million ($0.28 loss per share) compared to net income of $0.7 million
($0.02 earnings per share) for the three months ended September 30, 2008. The decrease is primarily due to investment gains, and to lower CWI sales volumes, lower gross margin, and increased non-CWI operating expenses. During the quarter, we recognized $0.2 million in investment gains, net of taxes, compared with $9.8 million in the three month period ended September 30, 2008 due primarily to the sale of 790,800 shares of Clean Energy Fuels Corp.
(CEFC). Net loss for the current period without the inclusion of realized gains on the sale of investments was $9.2 million compared with $9.1 million in the same period last year.
     For the six months ended September 30, 2009 and 2008, net loss was $18.2 million, or $0.56 per share, and $2.8 million, or $0.10 per share, respectively. During the fiscal year to date we recognized $0.2 million in net investment gains compared to $12.7 million in the comparative fiscal period.
Net loss for the fiscal year to date without the inclusion on realized gains on the sale of investments would have increased $2.9 million from $15.5 million in the prior fiscal year to $18.4 million in the current fiscal period.
     Westport's 50% share of CWI income after taxes for those periods decreased $1.3 million due primarily to lower sales volume and a decline in gross margin due to sales mix and higher warranty charges. Non-CWI expenses increased by $1.3 million in the current fiscal year to date compared with the previous fiscal period due to higher customer support costs, an increase in stock based compensation of which $0.5 million was a one-time event, a reduction in program funding and higher costs relating to professional, consulting and other public company related expenditures. The remaining difference related to higher interest and accretion expense relating to
Westport's long-term debt offset by foreign exchange.
     Westport's cash and short-term investments balance as at September 30,
2009 was $57.7 million compared to $82.6 million as at March 31, 2009. For the six months ended September 30, 2009, cash used in operations was $16.7 million with $14.0 million used for operating purposes and $2.7 million used for working capital purposes.

     Cummins Westport Inc. (CWI) Highlights

     CWI revenue decreased by $3.2 million to $30.1 million on 1,039 units shipped in the second quarter of fiscal 2010 from $33.3 million on 1,391 units shipped in the second quarter of fiscal 2009. The decline was due to fewer shipments to North America offset by an increase in shipments to Asia, and an increase in parts revenue.
     In August, and on the trend of international manufacturers offering alternative fuel vehicles, Peterbilt announced immediate availability of its vocational and aerodynamic vehicles powered by compressed and liquefied natural gas (CNG/LNG). Peterbilt Model 365 and Model 384 will be offered with the Cummins Westport ISL G and built at Peterbilt's truck manufacturing facility in Texas.

     Westport HD Highlights

     Westport shipped 14 HD systems in the second quarter of the current fiscal year, which compares to 69 HD systems in the three months ended
September 30, 2008. Looking ahead, the Southern California Air Quality
Management District (AQMD) procurement for LNG trucks for the Ports has made significant strides in recent weeks. Originally, the procurement was based on the September 11th approval of 448 trucks which quickly moved up to 483 trucks through various board meetings and resolutions. As it stands now, there are over 500 trucks approved for funding under the program and in an effort to accommodate the time for production, the deadline has been extended to March
31st from December 31st. Additionally, it is expected that potential purchasers would need to meet certain credit criteria which may have an effect on the total number of trucks purchased. In the meantime, Westport is continuing to develop the HD products to meet 2010 standards and expect to have availability early next year.

     Results Conference Call

     To coincide with the disclosure, Westport has scheduled a conference call for Thursday, November 12, 2009 at 2:00 pm Pacific Time (5:00 pm Eastern
Time). The public is invited to listen to the conference call in real time or by replay. To access the conference call by telephone, please dial:
416-340-2216 or 866-226-1792 (North America Toll-Free). To access the conference call replay after the call, please dial 416-695-5800 or
800-408-3053 using the passcode No.5548115. The replay will be available until
November 26, 2009, however, the webcast will be archived on Westport's website. The webcast of the conference call can be accessed on the Westport website at www.westport.com by selecting "Investors" and then "Investor
Overview" from the main menu. Replays will be available in streaming audio on the same website after the conclusion of the conference call.
     To view Westport's full Second Quarter FY2010 financials and Management's
Discussion and Analysis, please point your browser to the following link:
http://www.westport.com/investor/financial.php.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty liquefied petroleum gas (LPG) engine solutions for industrial applications such as forklifts. www.westport.com

     This document contains forward-looking statements, including statements regarding the demand for Westport's products, the future success of Westport's business, profitability, and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of Westport's products, future market opportunities, Westport's estimates and assumptions used in Westport's accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause
Westport's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to Westport's revenue growth, operating results, industry and products, the general economy, conditions of the capital and debt markets, governmental policies and regulation, technology innovations, as well as other risk factors that may affect Westport's actual results, performance or achievements or financial position discussed in
Westport's most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in Westport's expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

     %SEDAR: 00004375E          %CIK: 0001370416

     /For further information: Darren Seed, Director, Investor Relations,
Westport Innovations Inc., Phone: (604) 718-2046, Email: invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 16:05e 12-NOV-09